

July 19, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. David Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

>   **Re: Credit Suisse Group AG**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed March 24, 2016**
>   **File No. 001-15244**

Dear Mr. Mathers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Evolution of Legal Entity Structure, page 59</u>

1. We note that you have created the legal entity Credit Suisse (Schweiz) AG as a wholly owned subsidiary of Credit Suisse AG. It appears that CS (Schweiz) will house most of your Swiss universal banking assets. Please tell us, with a view towards revised disclosure in future filings, how the transfer of Swiss banking assets to CS (Schweiz) will impact the capital of Credit Suisse AG and Credit Suisse Group AG. Your disclosure should also discuss the ability of the resulting legal entity structure to transfer capital and liquid assets from one part of the group to another, including for capital adequacy and debt servicing purposes.

<u>Treasury, Risk, Balance Sheet, and Off Balance Sheet – Risk Management, page 136</u>

2. We note your disclosures beginning on page 137 regarding risk management oversight at Credit Suisse. With respect to the illiquid positions referenced by Mr. Thiam during the Credit Suisse Group Investor and Analyst Call strategy update presentation on March 23, 2016 and subsequently addressed extensively in media reports, please tell us:

- the nature of the positions, including a quantification of balances by product type and fair value classification as of December 31, 2015, March 31, 2016, and June 30, 2016;

- the extent to which those positions breached any tolerance thresholds or guidelines, thereby prompting action or conversation at certain risk management levels. If so, describe the limits, the actions taken, level of actions/discussion, and whether these positions had triggered risk limits in prior periods;

- to the extent none of those positions breached any tolerance thresholds or guidelines, a description of any changes you have made to those thresholds and your risk management process and controls;

- a description in greater detail of the risk management and credit risk controls over these positions as of December 31, 2015 and whether you identified any deficiencies in the design or operation of these controls;

- the extent to which you have initiated or completed any operational risk investigations to identify potential control gaps (in either design or function) related to these and similar positions;

- the extent to which you have changed any risk or valuation controls, processes, or methodologies, including those related to your VaR calculations and assessment of risks not in VaR, as a result of this fact pattern;

- how any changes to the risk or valuation controls, processes, or methodologies are reflected and identified in your filings;

- the extent of other actions taken by management as a result of the investigations into the handling of these positions;

- the extent to which you have any other relationship with those positions (e.g., sponsored their securitization program, provided liquidity functions, held other exposures to those entities or parties, etc.);

- how you evaluated the rest of your portfolio for other positions that were similarly unauthorized or not properly reported to management; and

- the extent to which you have identified any valuation issues with these or similar positions or made any modifications to the valuation policies or processes for these positions before or after the fourth quarter losses were incurred.

General

3. In your letter to us dated October 23, 2013, you described residual business with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the referenced letter, whether through subsidiaries, affiliates, clients or other direct or indirect arrangements. You should describe any transactions or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

4. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk at 202-551-3427 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services